Exhibit 4.6

AMENDED AND RESTATED

STOCKHOLDER AGREEMENT

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11.1	Term	20

11.2	Stock Split	20

11.3	Manner of Voting	20

11.4	Further Assurances	21

11.5	Ownership	21

11.6	Notices; Computation of Time	21

11.7	Delays or Omissions	21

11.8	Amendment; Waiver and Termination	22

11.9	Assignment of Rights	23

11.10	Severability	23

11.11	Governing Law	23

11.12	Titles and Subtitles	24

11.13	Counterparts; Facsimile; PDF	24

11.14	Aggregation of Stock	24

11.15	Specific Performance	24

11.16	Remedies Cumulative	24

11.17	Additional Non-Investor Stockholders	24

11.18	Entire Agreement; Effect on Prior Agreement	24

11.19	Costs of Enforcement	25

11.20	General Representations and Warranties	25

Schedule A - Schedule of Preferred Investors
Schedule B - Schedule of Common Investors
Schedule C - Schedule of Non-Investor Stockholders

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AMENDED AND RESTATED STOCKHOLDER AGREEMENT

THIS AMENDED AND RESTATED STOCKHOLDER AGREEMENT (the “Agreement”) is made as of the 1st day of December, 2008 by and among Luca Technologies Inc., a Delaware corporation (the “Company”), each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as a “Preferred Investor,” and each of the other Stockholders (as such term is hereinafter defined) executing a signature page to this Agreement. The stockholders listed on Exhibit B hereto are each referred to herein as a “Common Investor.” The stockholders listed on Schedule C hereto are each referred to herein as a “Non-Investor Stockholder.” The Preferred Investors, Common Investors and Non-Investor Stockholders are collectively referred to herein as the “Stockholders.”

RECITALS

WHEREAS, the Company and certain of the Stockholders are parties to that certain Stockholder Agreement dated as of September 19, 2007 (the “Prior Agreement”); and

WHEREAS, the Company and the Preferred Investors are parties to that certain Series C Preferred Stock Purchase Agreement, dated as of the date hereof (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Series C Purchase Agreement”), pursuant to which such Preferred Investors have agreed to purchase from the Company shares of its Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”) on the terms and subject to the conditions set forth in the Series C Purchase Agreement; and

WHEREAS, Section 11.8 of the Prior Agreement provides (a) the Prior Agreement may be amended with the written consent of (i) the Company, (ii) the “Preferred Investors” under (and as defined in) the Prior Agreement holding at least sixty-percent (60%) in voting interest of the “Capital Stock” (as such term is defined in the Prior Agreement) then held by such “Preferred Investors” and (iii) the “Preferred Investors” and “Common Investors” under (and as such terms are defined in) the Prior Agreement (voting together as a single class) holding at least sixty-percent (60%) in voting interest of “Capital Stock” (as such term is defined in the Prior Agreement) then held by such “Preferred Investors” and the “Common Investors” and (b) any such amendment shall be binding upon all parties to the Prior Agreement and their respective successors and permitted assigns, regardless of whether any such party, assignee or other stockholder entered into or otherwise approved or consented to such amendment; and

WHEREAS, the Stockholders executing this Agreement (other than GGF and OEP, as such terms are hereinafter defined) satisfy the foregoing described requirements of Section 11.8 of the Prior Agreement and desire to amend and supersede the Prior Agreement in its entirety and to accept the rights, restrictions and obligations created pursuant to this Agreement in lieu of the rights, restrictions and obligations granted to or binding on them under the Prior Agreement; and

WHEREAS, the Second Amended and Restated Certificate of Incorporation of the Company (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Restated Certificate”) currently provides that (a) the holders of record of the shares of the Company’s Series A Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), exclusively and as a separate class, shall be entitled to elect one (1) director of the Company; (b) the holders of record of the shares of the Company’s Series B Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company; (c) the holders of record of the shares of the Series C Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company; (d) the holders of record of the shares of common stock of the Company, $0.001 par value per share (“Common Stock”), exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company; and (e) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock, as such term is hereinafter defined), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company; and

WHEREAS, the closing under the Series C Purchase Agreement is conditioned upon the execution and delivery of this Agreement by the Company, the Preferred Investors and the other Stockholders who own sufficient securities of the Company to amend and restate the Prior Agreement as contemplated herein; and

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, (i) the parties hereto (other than GGF and OEP) hereby agree that the Prior Agreement shall be superseded and replaced in its entirety by this Agreement and (ii) the parties to this Agreement further agree as follows:

1. Definitions.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly, controls, is controlled by or is under common control with such Person, including without limitation any general partner, manager, managing member, officer or director of such Person, or any venture capital fund now or hereafter existing which is controlled by one or more general partners, managers, or managing members of, or shares the same management company with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

“Board of Directors” means the Board of Directors of the Company.

“Capital Stock” means, with respect to a particular Stockholder and without duplication, (a) shares of Common Stock and Preferred Stock held by such Stockholder (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable to such Stockholder upon conversion of Preferred Stock held by such Stockholder and (c) shares of Common Stock or Preferred Stock issued or issuable to such Stockholder upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by such Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon): (i) all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio and (ii) the term “Stockholder,” as the case may be, shall mean and include such Stockholder’s respective successors and permitted transferees or assigns.

“Common Investors” means (a) the Persons named on Schedule B hereto, (b) each Person to whom the rights of a Common Investor are assigned pursuant to Section 3.1, (c) each Person who hereafter becomes a signatory to this Agreement pursuant to Section 11.9 and (d) any one of them, as the context may require.

“Company Notice” means written notice from the Company notifying the selling Common Investors and/or Non-Investor Stockholders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

“GGF” means KPCB Holdings, Inc., as nominee (on behalf of KPCB Green Growth Fund).

“IPO” means the Company’s first underwritten public offering of its Common Stock under the Securities Act.

“Major Investor” means any Preferred Investor or Common Investor that, individually or together with such Preferred Investor’s or Common Investor’s Affiliates, holds at least 700,000 shares of the Capital Stock.

“Major Investor Notice” means written notice from a Major Investor notifying the Company and the selling Common Investor and/or Non-Investor Stockholder that such Major Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Transfer.

“Market Stand-Off Period” means the period of time commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1, Form S-2, or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed (a) one hundred eighty (180) days in the case of the IPO, which period may be extended upon the request of the managing underwriter, to the extent required by any Financial Industry Regulatory Authority (“FINRA”) rules, for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 180-day lockup period, or (b) ninety (90) days in the case of any registration other than the IPO, which period may be extended upon the request of the managing underwriter, to the extent required by any FINRA rules, for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 90-day lockup period).

“Non-Investor Stockholder” means (a) the Persons named on Schedule C hereto, (b) each Person to whom the rights of a Non-Investor Stockholder are assigned pursuant to Section 11.9, (c) each Person who hereafter becomes a signatory to this Agreement pursuant to Section 11.17 and (d) any one of them, as the context may require.

“OEP” means, collectively, One Equity Partners III, L.P. and each other One Equity Partners fund or entity that may from time to time hold shares of Series C Preferred Stock.

“Person” means an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

“Preferred Investors” means (a) the Persons named on Schedule A hereto, (b) each Person to whom the rights of a Preferred Investor are assigned pursuant to Section 11.9 and who hereafter becomes a signatory to this Agreement and (c) any one of them, as the context may require.

“Preferred Stock” means collectively, all shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

“Proposed Transfer” means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Common Investors or Non-Investor Stockholders.

“Proposed Transfer Notice” means written notice from a Common Investor or Non-Investor Stockholder setting forth the terms and conditions of a Proposed Transfer.

“Prospective Transferee” means any Person to whom a Common Investor or Non-Investor Stockholder proposes to make a Proposed Transfer.

“Right of Co-Sale” means the right, but not an obligation, of a Major Investor to participate in a Proposed Transfer on the terms and conditions specified in the Proposed Transfer Notice.

“Right of First Refusal” means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

“Secondary Notice” means written notice from the Company notifying the Major Investors and the selling Common Investor or Non-Investor Stockholder, as the case may be, that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Transfer.

“Secondary Refusal Right” means the right, but not an obligation, of each Major Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Major Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means and includes any securities of the Company the holders of which are entitled to vote for members of the Board of Directors, including without limitation, all shares of

Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

“Transfer Stock” means shares of Capital Stock owned by a Common Investor or a Non-Investor Stockholder, or issued to a Common Investor or a Non-Investor Stockholder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or Common Stock issued or issuable upon conversion of Preferred Stock.

“Undersubscription Notice” means written notice from a Major Investor notifying the Company and the selling Common Investor or Non-Investor Stockholder, as applicable, that such Major Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Preferred Investors, the Common Investors and the Non-Investor Stockholders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Common Investor and each Non-Investor Stockholder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Common Investor or Non-Investor Stockholder, as applicable, may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Common Investor and/or Non-Investor Stockholder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company and each Major Investor not later than forty-five (45) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall (i) certify that such Common Investor or Non-Investor Stockholder, as applicable, has received a firm offer from the Prospective Transferee and in good faith believes a binding agreement for the Proposed Transfer is obtainable on the terms set forth in the Proposed Transferred Notice and (ii) contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Common Investor or Non-Investor Stockholder, as applicable, within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Common Investor or Non-Investor Stockholder and the Company that contains a preexisting right of first refusal, the Company, the Common Investors and the Non-Investor Stockholders acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b). In the event of a conflict between this Agreement and the Company’s Bylaws containing a preexisting right of first refusal, the terms of the Bylaws will control and compliance with the Bylaws shall be deemed compliance with Section 2.1(a) and this Section 2.1(b) in full.

(c) Grant of Secondary Refusal Right to Major Investors. Subject to the terms of Section 3 below, each Common Investor and each Non-Investor Stockholder hereby unconditionally and irrevocably grants to the Major Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the selling Common Investor or Non-Investor Stockholder, as applicable, and to each Major Investor (other than the selling Common Investor, if applicable) to that effect no later than fifteen (15) days after the selling Common Investor or Non-Investor Stockholder, as applicable, delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Major Investor must deliver a Major Investor Notice to the selling Common Investor or Non-Investor Stockholder, as applicable, and to the Company within ten (10) days after the Company’s deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Major Investors with respect to some but not all of the Transfer Stock by the end of the 10-day period specified in the last sentence of Section 2.1(c) (the “Notice Period”), then the Company shall, immediately after the expiration of the Notice Period, send written notice (the “Company Undersubscription Notice”) to those Major Investors who fully exercised their Secondary Refusal Right within the Notice Period (the “Exercising Parties”). Each Exercising Party shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Party must deliver an Undersubscription Notice to the selling Common Investor or Non-Investor Stockholder, as applicable, and the Company within ten (10) days after the expiration of the Notice Period. In the event there are two or more such Exercising Parties that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Parties pro rata based on the number of shares of Transfer Stock such Exercising Parties have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Party has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Parties, the Company shall immediately notify all of the Exercising Parties and the selling Common Investor or Non-Investor Stockholder, as applicable, of that fact.

(e) Forfeiture of Rights. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Company and the Major Investors have agreed to purchase in the Company Notice, Major Investor Notices and Undersubscription Notices is less than the total number of shares of Transfer Stock, then the Company and the Major Investors shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Common Investor shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including without limitation the terms and restrictions set forth in Sections 2.2 and 11.9(b); (ii) any future Proposed Transfer shall remain subject to the terms and conditions of this Agreement, including this Section 2; and (iii) such sale shall be consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such forty-five (45) day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Major Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Major Investor, as applicable, may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and/or the Major Investors shall take place, and all payments from the Company and the Major Investor shall have been delivered to the selling Common Investor or Non-Investor Stockholder, as applicable, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Major Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Transfer as set forth in Section 2.2(b) below and otherwise on the same terms and conditions specified in the Proposed Transfer Notice (provided, that if a Major Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock). Each Major Investor who desires to exercise its Right of Co-Sale must give the selling Common Investor or Non-Investor Stockholder, as applicable, written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Major Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Major Investor who timely exercises such Major Investor’s Right of Co-Sale by delivering the written notice provided for above in Section 2.2(a) may include in the Proposed Transfer all or any part of such Major Investor’s Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Transfer (excluding shares purchased by the Company or the Major Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Major Investor immediately before consummation of the Proposed Transfer (including any shares that such Major Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Major Investors immediately prior to the consummation of the Proposed Transfer (including any shares that all Major Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Common Investor or Non-Investor Stockholder, as applicable. To the extent one or more of the Major Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Common Investor or Non-Investor Stockholder, as applicable, may sell in the Proposed Transfer shall be correspondingly reduced.

(c) Delivery of Certificates. Each Major Investor shall effect its participation in the Proposed Transfer by delivering to the transferring Common Investor or Non-Investor Stockholder, as applicable, no later than fifteen (15) days after such Major Investor’s exercise of the Right of Co-Sale, one or more stock certificates, properly endorsed for transfer to the Prospective Transferee, representing:

(i) the number of shares of Common Stock that such Major Investor elects to include in the Proposed Transfer; or

(ii) the number of shares of Preferred Stock that is at such time convertible into the number of shares of Common Stock that such Major Investor elects to include in the Proposed Transfer; provided, however, that if the Prospective Transferee objects to the delivery of convertible Preferred Stock in lieu of Common Stock, such Major Investor shall first convert the Preferred Stock into Common Stock and deliver Common Stock as provided above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the Prospective Transferee.

(d) Purchase Agreement. The parties hereby agree that the terms and conditions of any sale pursuant to this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 2.2.

(e) Deliveries. Each stock certificate a Major Investor delivers to the selling Common Investor or Non-Investor Stockholder, as applicable, pursuant to Section 2.2(c) above will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice and the purchase and sale agreement, and the selling Common Investor or Non-Investor Stockholder, as applicable, shall concurrently therewith remit or direct payment to each Major Investor the portion of the sale proceeds to which such Major Investor is entitled by reason of its participation in such sale. If any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Major Investor exercising its Right of Co-Sale hereunder, no Common Investor or Non-Investor Stockholder, as applicable, may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Common Investor or Non-Investor Stockholder, as applicable, purchases all securities subject to the Right of Co-Sale from such Major Investor on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice.

(f) Additional Compliance. If any Proposed Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Common Investors and/or Non-Investor Stockholders proposing the Proposed Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Major Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal and/or Secondary Refusal Rights. If any Common Investor or Non-Investor Stockholder becomes obligated to sell any Transfer Stock to the Company or any Major Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Major Investor may, at its option, in addition to all other remedies it may have, send to such Common Investor or Non-Investor Stockholder, as applicable, the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Major Investor (or request that the Company effect such transfer in the name of a Major Investor) on the Company’s books the certificate or certificates representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Common Investor or Non-Investor Stockholder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a “Prohibited Transfer”), each Major Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Common Investor or Non-Investor Stockholder to purchase from such Major Investor the type and number of shares of Capital Stock that such Major Investor would have been entitled to sell to the Prospective Transferee under Section 2.2 had the Prohibited Transfer been effected pursuant to and in compliance with the terms of Section 2.2. The sale will be made on the same terms and subject to the same conditions as would have applied had the Common Investor or Non-Investor Stockholder, as applicable, not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Major Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Common Investor or Non-Investor

Stockholder shall also reimburse each Major Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Major Investor’s rights under Section 2.2.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply: (a) in the case of a Common Investor or Non-Investor Stockholder that is an entity, upon a transfer by such Common Investor or Non-Investor Stockholder, as applicable, to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Common Investor or Non-Investor Stockholder by the Company at a price no greater than that originally paid by such Common Investor or Non-Investor Stockholder, as applicable, for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors (provided that any such agreement that is in effect on the date of this Agreement shall be deemed to have satisfied the requirement of approval by a majority of the Board of Directors), (c) in the case of a Common Investor or Non-Investor Stockholder that is a natural person, upon a transfer of Transfer Stock by such Common Investor or Non-Investor Stockholder, as applicable, made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Common Investor or Non-Investor Stockholder, as applicable (or his or her spouse) (all of the foregoing collectively referred to as “family members”), or any other person approved by unanimous consent of the Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Common Investor or Non-Investor Stockholder, as applicable, or any such family members, or (d) to any bona fide gift to any charitable organization; provided, that in the case of clause(s) (a) or (c), the Common Investor or Non-Investor Stockholder, as applicable, shall deliver prior written notice to the Major Investors and the other Common Investors of such transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Common Investor or Non-Investor Stockholder, as applicable (but only with respect to the securities so transferred to the transferee), including the obligations of a Common Investor or Non-Investor Stockholder with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2; provided, further, in the case of any transfer pursuant to clauses (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer; and provided, further, in the case of any transfer pursuant to clause (d), that the aggregate number of shares that may be transferred shall not exceed five percent (5%) of the number of shares held by such Common Investor or Non-Investor Stockholder on the date hereof (provided that Eric Szaloczi may transfer up to an additional seven percent (7%) of the number of shares held by him on the date hereof to the Blue Mountain Foundation pursuant to clause (d)). In addition, a Common Investor or Non-Investor Stockholder may pledge, grant a security interest in, hypothecate, or otherwise encumber, whether by operation of law or otherwise, all or any portion of its shares of Transfer Stock without compliance with Sections 2.1 and 2.2 if and only if such transaction is approved by unanimous consent of the Board of Directors of the Company; provided, that any further

Transfer of such encumbered shares (including any forced sale by a lender or foreclosure on the encumbrance) shall be subject to the terms and restrictions of Sections 2.1 and 2.2.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act (a “Public Offering”) or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Certificate).

3.3 Prohibited Transferees. Notwithstanding the foregoing, no Common Investor or Non-Investor Stockholder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Voting Provisions Regarding Board of Directors.

4.1 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board of Directors:

(a) So long as any shares of Series A Preferred Stock remain outstanding, one individual designated by the holders of a majority of the outstanding shares of Series A Preferred Stock (the “Series A Director”) which individual shall initially be Josef R. Wuensch, such designee to be treated as the member of the Board of Directors subject to election solely by the holders of the Series A Preferred Stock pursuant to the first sentence of Article Fourth, Part B, Section 3.2 of the Restated Certificate.

(b) So long as any shares of Series B Preferred Stock remain outstanding, one individual designated by KPCB Holdings, Inc., as nominee (“KPCB”), which individual shall initially be Raymond Lane, and one individual designated by Oxford Bioscience Partners V L.P. (“Oxford”), which individual shall initially be Michael R. Pavia, Ph.D, and following the resignation of Mr. Pavia shall thereafter initially be Matthew A. Gibbs (the “Series B Directors”), such designees to be treated as the members of the Board of Directors subject to election solely by the holders of the Series B Preferred Stock pursuant to the first sentence of Article Fourth, Part B, Section 3.2 of the Restated Certificate;

(c) So long as at least 1,312,284 shares of Series C Preferred Stock are outstanding, (i) so long as GGF holds any shares of Series C Preferred Stock, one individual designated by GGF, which individual shall initially be Ben Kortlang, and (ii) so long as OEP holds any shares of Series C Preferred Stock, one individual designated by OEP, which individual shall initially be Ken Brown (the “Series C Directors”), such designees to be treated as the members of the Board of Directors subject to election solely by the holders of the Series C Preferred Stock pursuant to the first sentence of Article Fourth, Part B, Section 3.2 of the Restated Certificate;

(d) The Company’s Chief Executive Officer, who shall initially be Robert S. Pfeiffer (the “CEO Director”) and the Company’s Chairperson, who shall initially be Eric L. Szaloczi (the “Chairperson Director” and, together with the CEO Director, the “Common Directors”), such directors to be treated as the members of the Board of Directors subject to election solely by the holders of Common Stock pursuant to the first sentence of Article Fourth, Part B, Section 3.2 of the Restated Certificate; provided, that if for any reason the CEO Director or Chairperson Director shall cease to serve as the Chief Executive Officer or Chairperson of the Company, as applicable, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer or Chairperson, as applicable, from the Board of Directors if such person has not resigned as a member of the Board of Directors and (ii) to elect such person’s replacement as Chief Executive Officer or Chairperson of the Company as the new CEO Director and Chairperson Director, as applicable; and provided, further, that if the same individual holds the positions of both Chief Executive Officer and Chairperson of the Company at the same time, the holders of a majority of the outstanding shares of Common Stock shall designate the person to fill the vacancy created by such circumstances; and

(e) Two individuals, each of whom is not otherwise an Affiliate of the Company or of any Stockholder (and one of whom shall initially be George Hutchinson), each of whom is (i) designated by the holders of a majority of the outstanding shares of Common Stock and (ii) approved by the holders of fifty-five percent (55%) of the outstanding shares of Preferred Stock, voting together as a single class and on an as-converted basis.

To the extent that any of clauses (a) through (e) above shall not be applicable, any member of the Board of Directors who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

4.2 Failure to Designate a Board Member. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that in the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

4.3 Removal of Board Member. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Sections 4.1 or 4.2 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of at least a majority of the shares of stock entitled under Section 4.1 or 4.2 to designate that director (provided that any removal of a director designated pursuant to Section 4.1(e) shall also require the approval of the holders of fifty-five percent (55%) of the outstanding shares of Preferred Stock, voting together as a single class and on an as-converted basis), or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Section 4.1 is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Section 4.1 or 4.2 shall be filled pursuant to the provisions of this Section 4; and

(c) upon the request of any party entitled to designate a director as provided in Section 4.1(a), 4.1(b) or 4.1(c) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

4.4 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

5. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

6. Drag-Along Right.

6.1 Definitions. A “Sale of the Company” shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a “Stock Sale”); or (b) a transaction that qualifies as a Deemed Liquidation Event (as defined in the Restated Certificate).

6.2 Actions to be Taken. In the event that (a) the holders of at least fifty-five percent (55%) of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis (provided, that, if the Sale of the Company is a Deemed Liquidation Event, the consent of the holders of Preferred Stock shall only be required under this Section 6.2 to the extent such Sale of the Company requires the consent of the Preferred Stock under the Restated Certificate), (b) the holders of a majority of the outstanding shares of Common Stock and Preferred Stock, voting together as a single class on an as converted basis (collectively, the stockholders in, if applicable, (a) and (b), the “Selling Stockholders”), and (c) the Board of

Directors (to the extent required by applicable law), approve a Sale of the Company, then each Stockholder hereby agrees:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Stockholders to the Person to whom the Selling Stockholders propose to sell their Shares, and, except as permitted in Section 6.3 below, on the same terms and conditions as the Selling Stockholders;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Stockholders in order to carry out the terms and provision of this Section 6, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; and

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 6 includes any securities and due receipt thereof by any Stockholder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to “accredited investors” as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares.

6.3 Exceptions. Not withstanding the foregoing, a Stockholder will not be required to comply with Section 6.2 above in connection with any proposed Sale of the Company (the “Proposed Sale”) unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including but not limited to representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder’s obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to the amount of consideration paid to such Stockholder in connection with such Proposed Sale (in accordance with the provisions of the Restated Certificate);

(d) liability shall be limited to such Stockholder’s applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company’s stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least fifty-five percent (55%) of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis, elect otherwise by written notice given to the Company at least fifteen (15) days prior to the effective date of any such Proposed Sale, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company’s Certificate of Incorporation in effect immediately prior to the Proposed Sale; and

(f) subject to clause (e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option.

6.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company’s Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of at least fifty-five percent (55%) of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis, elect otherwise by written notice given to the Company at least fifteen (15) days prior to the effective date of any such transaction or series of related transactions.

7. Remedies.

7.1 Covenants of the Company. The Company agrees to use its commercially reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company’s commercially reasonable efforts to cause the nomination and election of the directors as provided in this Agreement.

7.2 Irrevocable Proxy. Each party to this Agreement hereby constitutes and appoints the Chief Executive Officer, President, Chief Financial Officer and Treasurer of the Company, and each of them, with full power of substitution, as the proxies of the party with respect to the matters set forth herein, including without limitation, election of persons as members of the Board of Directors in accordance with Section 4, votes to increase authorized shares pursuant to Section 5 and votes regarding any Sale of the Company pursuant to Section 6, and hereby authorizes each of them to represent and to vote, if and only if the party (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party’s Shares in favor of the election of persons as members of the Board of Directors determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 4, 5 and 6, respectively. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 11. Each party hereto hereby revokes any and all previous proxies with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 11, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

8. Legends.

8.1 Each certificate representing shares of Transfer Stock held by the Common Investors and Non-Investor Stockholders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 shall be endorsed with the following legend (it being agreed, however, that the Company will not be required to re-legend any stock certificate issued to any Common Investor or Non-Investor Stockholder prior to the date hereof that contains the legend required by the Prior Agreement (or any predecessor agreement to the Prior Agreement)):

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT AS AT ANY TIME AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR ENCUMBERED EXCEPT IN ACCORDANCE WITH THE TERMS AND PROVISIONS OF SAID AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND WILL BE FURNISHED TO THE HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE.”

Each Common Investor and each Non-Investor Stockholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 8.1 to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

8.2 Each certificate representing any Shares issued on or after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO

AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.”

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares issued on or after the date hereof to bear the legend required by this Section 8.2, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Section 8.2 and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

9. Lock-Up.

9.1 Agreement to Lock-Up. Each Common Investor (excluding, however, Eric L. Szaloczi and each successor and/or permitted assign of Mr. Szaloczi’s Registrable Securities under (and defined in) the applicable provisions of that certain Rights Agreement made as of September 19, 2007 by and among the Company and certain Stockholders named therein (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Rights Agreement”) for so long as Mr. Szaloczi (or such successor or permitted assign) remains subject to and bound by Section 2.11 of the Rights Agreement) and each Non-Investor Stockholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the Market Stand-Off Period, (a) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately before the effective date of the registration statement for such offering or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 9.1 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 9.1 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Common Investor and each Non-Investor Stockholder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 9.1 or that are necessary to give further effect thereto.

9.2 Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Common Investor and each Non-Investor Stockholder (and transferees and assignees thereof) until the end of such restricted period.

10. Confidentiality. Each Common Investor and each Non-Investor Stockholder covenants and agrees with the other Stockholders and the Company as follows:

(a) As used herein, “Confidential Information” shall mean all information and data concerning trade secrets, business, technical and financial information, software programs (including source and object codes), data, business methods, techniques, concepts, systems, procedures, know-how, inventions, and other information of every kind that relates to the business or technology of the Company, irrespective of the form of communication, provided only that it is marked or identified as confidential or is disclosed in circumstances that would lead a reasonable person to believe such information is confidential.

(b) Each Common Investor and each Non-Investor Stockholder agrees, and agrees to cause its Affiliates: (i) to hold all Confidential Information in confidence and to take all precautions to protect such Confidential Information as the Stockholder employs with respect to its most confidential materials, but in no case shall the Stockholder employ less than reasonable precautions; (ii) not to disclose or permit the disclosure of any Confidential Information or any information derived therefrom to any third person; (iii) not to copy or reverse engineer, or attempt to derive the composition or underlying information, structure or ideas, of any Confidential Information; and (iv) not to use and not to permit any of its Affiliates to use any Confidential Information for the benefit of any person other than the Company.

(c) Each Common Investor’s and each Non-Investor Stockholder’s obligations under this Section 10 will terminate if and when such Common Investor and/or Non-Investor Stockholder can document that such Confidential Information: (i) was already lawfully known by such Common Investor and/or Non-Investor Stockholder at the time of disclosure by the Company; (ii) is disclosed to such Common Investor and/or Non-Investor Stockholder by a third party who had the right to make such disclosure without violating any confidentiality restrictions; (iii) is, or through no fault of such Common Investor and/or Non-Investor Stockholder has become, generally available to the public (including any information available on the Company’s website); or (iv) is developed by or on behalf of such Common Investor and/or Non-Investor Stockholder by individuals with no knowledge of the Confidential Information, and without access to or use of the Confidential Information. In addition, the Common Investor and/or Non-Investor Stockholder will be allowed to disclose Confidential Information to the extent that such disclosure is: (x) approved in writing or by email correspondence by the Company or (y) required by law or by the order or a court of similar judicial or administrative body, provided that such Common Investor and/or Non-Investor Stockholder notifies the Company of such required disclosure promptly and in writing and cooperates with the Company in any lawful action to contest or limit the scope of such required disclosure.

(d) Each Common Investor and each Non-Investor Stockholder recognizes and agrees that: (i) nothing contained in this Section 10 shall be construed as granting such Common Investor and/or Non-Investor Stockholder any property rights, by license or otherwise, to any Confidential Information, or to any intellectual property rights that have issued or that may issue, based on such Confidential Information; (ii) the Confidential Information, and any reproductions thereof shall remain the property of the Company; (iii) any reproductions of the Confidential Information shall contain any and all confidential or proprietary notices or legends that appear on the original, unless otherwise authorized in writing by the Company; and (iv) it shall not make, have made, use or sell for any purpose any product or other items using, incorporating or derived from the Confidential Information.

(e) Each Common Investor and each Non-Investor Stockholder acknowledges and agrees that due to the unique nature of the Company’s Confidential Information, there may be no adequate remedy at law for any breach of its obligations hereunder, that any such breach or any unauthorized use or release of any Confidential Information may allow such Common Investor and/or Non-Investor Stockholder or third parties to unfairly compete with the Company, resulting in irreparable harm to the Company and therefore, that upon any such breach or any threat thereof, the Company shall be entitled to appropriate equitable relief (including, temporary or permanent injunction, without showing any actual damage, and/or a decree for specific performance) in addition to whatever remedies that the Company might have at law, and the Company shall be entitled to be indemnified by such Common Investor and/or Non-Investor Stockholder from any loss or harm, including attorney’s fees, in connection with any breach or enforcement of such Common Investor’s and/or Non-Investor Stockholder’s obligations hereunder or the unauthorized use or release of any such Confidential Information. The Common Investor and/or Non-Investor Stockholder shall immediately notify the Company upon discovery of any loss or unauthorized disclosure of any Confidential Information. All remedies hereunder are cumulative of any and all remedies existing at law or in equity.

(f) If any of the provisions of this Section 10 shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this Section 10 shall otherwise remain in full force and effect.

(g) The provisions of this Section 10 shall survive the termination of this Agreement for a period of 10 years.

11. Miscellaneous.

11.1 Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earlier of (a) immediately prior to the consummation of the Company’s IPO, (b) the consummation of a Sale of the Company (provided, that the provisions of Section 6 will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 6 with respect to such Sale of the Company) and (c) termination of this Agreement in accordance with Section 11.8 below. Notwithstanding the foregoing, Section 9 shall survive the consummation of the Company’s IPO and the provisions of Section 10 shall survive the termination of this Agreement as provided in such Section 10.

11.2 Stock Split. All references to numbers of shares of a particular class or series of Capital Stock in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting such class or series of Capital Stock occurring after the date of this Agreement.

11.3 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

11.4 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

11.5 Ownership. Each Common Investor and each Non-Investor Stockholder represents and warrants that such Common Investor or Non-Investor Stockholder, as applicable, is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

11.6 Notices; Computation of Time.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such facsimile number or address as subsequently modified by written notice given in accordance with this Section 11.6. If notice is given to the Company, it shall be sent to Luca Technologies, Inc., 500 Corporate Circle, Suite C, Golden, Colorado 80401, Attention: Chief Executive Officer, Facsimile: 303-534-1446; and a copy (which shall not constitute notice) shall also be sent to each of (A) Luca Technologies, Inc., 500 Corporate Circle, Suite C, Golden, Colorado 80401, Attention: Chief Financial Officer, Facsimile: 303-534-1446, and (B) Holme Roberts & Owen LLP, 1700 Lincoln Street, Suite 4100, Denver, Colorado 80203, Attention Kelly N. Matthews, Facsimile: 303-866-0200, or to such facsimile number or address as subsequently modified by written notice given in accordance with this Section 11.6.

(b) In computing any period of time under this Agreement, the day of the act, event, or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday, or legal holiday in the State of Colorado, in which event the period shall run until the end of the next day which is not a Saturday, Sunday, or legal holiday in the State of Colorado.

11.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

11.8 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 11.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (i) the Company, (ii) the holders of at least fifty-five percent (55%) of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Preferred Investors (voting together as a single class and on an as-converted basis) and (iii) the Preferred Investors and Common Investors (voting together as a single class and on an as-converted basis) holding at least sixty percent (60%) in voting interest of the Capital Stock then held by the Preferred Investors and Common Investors; provided, that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party. Any amendment, modification, termination or waiver so effected shall be binding upon all of the parties hereto and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver; and provided, further, that (i) so long as BASF holds any shares of Series A Preferred Stock, the right of BASF to designate a director under Section 4.1(a) may not be amended, terminated or waived without the prior written consent of BASF, (ii) so long as KPCB holds any shares of Series B Preferred Stock, the right of KPCB to designate a director under Section 4.1(b) may not be amended, terminated or waived without the prior written consent of KPCB, (iii) so long as Oxford holds any shares of Series B Preferred Stock, the right of Oxford to designate a director under Section 4.1(b) may not be amended, terminated or waived without the prior written consent of Oxford, (iv) so long as GGF holds any shares of Series C Preferred Stock, the right of GGF to designate a director under Section 4.1(c) may not be amended, terminated or waived without the prior written consent of GGF, (v) so long as OEP holds any shares of Series C Preferred Stock, the right of OEP to designate a director under Section 4.1(c) may not be amended, terminated or waived without the prior written consent of OEP, and (vi) neither Section 4.1(d) nor Section 4.1(e) of this Agreement may be amended, terminated or waived without the written consent of the holders of a majority of the then-outstanding shares of Common Stock held by the Common Investors. Notwithstanding the foregoing, this Agreement may not be amended, modified or terminated (other than pursuant to Section 11.1 above), and the observance of any term hereof may not be waived, in each case with respect to any Major Investor without the written consent of such Major Investor, unless such amendment, modification, termination, or waiver applies to all Major Investors in the same fashion. Further, (i) the share threshold set forth in the definition of “Major Investor” may not be reduced below 700,000 shares without the written consent of the Common Investors (voting together as a single class) holding a majority in voting interest of the Capital Stock then held by the Common Investors and (ii) this Agreement may not be amended, modified or terminated (other than pursuant to Section 11.1 above), and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Common Investors in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the Preferred

Investors, without the written consent of the Common Investors (voting together as a single class) holding a majority in voting interest of the Capital Stock then held by the Common Investors (provided that, for clarity, it is agreed that neither the inclusion of additional parties as Preferred Investors under this Agreement nor the amendment of Section 4.1 of this Agreement to provide for additional board seats to be designated by such additional Preferred Investors shall be deemed to adversely affect the rights of the Common Investors in a manner disproportionate to the Preferred Investors within the meaning of this clause “(ii)”). The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

11.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Common Investor or Non-Investor Stockholder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The Company shall not permit the transfer or assignment of any shares of Capital Stock subject to this Agreement on its books or issue a new certificate representing any such shares unless the transferee or assignee shall have complied with the terms of this Section 11.9. Any proposed transfer of rights under this Agreement not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

11.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

11.11 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General

Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of Colorado, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Colorado.

11.12 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.13 Counterparts; Facsimile; PDF. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile or portable document format (.pdf) signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.14 Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

11.15 Specific Performance. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that, in addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

11.16 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

11.17 Additional Non-Investor Stockholders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any Person, the Company shall, as a condition to such issuance, cause such Person to execute a counterpart signature page hereto as a Non-Investor Stockholder (or, in the case of options, require that execution of a counterpart signature page hereto as a Non-Investor Stockholder be a requirement to and condition of the exercise of such option), and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Non-Investor Stockholder. Each such Person shall thereafter be deemed a Non-Investor Stockholder and Stockholder for all purposes of this Agreement.

11.18 Entire Agreement; Effect on Prior Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

Upon the effectiveness of this Agreement, (a) the Prior Agreement shall be superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect, and (b) this Agreement shall be binding on all “Stockholders” party to the Prior Agreement and their respective successors and permitted assigns, regardless of whether any or all of such parties, successors or assigns have entered into or otherwise approved or consented to this Agreement.

11.19 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys’ fees.

11.20 General Representations and Warranties.

(a) The Company represents and warrants to the Stockholders as follows:

(i) The Company has full power and authority to enter into this Agreement, and upon execution and delivery, this Agreement will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, and similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(ii) The execution, delivery, and performance by the Company of this Agreement will not conflict with, result in a breach of, or constitute a default under any of the terms, conditions, or provisions of (x) any organizational document of the Company, (y) any applicable law, or (z) any agreement or arrangement to which the Company is a party or which is binding upon the Company or any of its assets.

(b) Each Stockholder signing this Agreement represents and warrants to the other Stockholders and to the Company as follows:

(i) Such Stockholder has full power and authority to enter into this Agreement, and upon execution and delivery, this Agreement will constitute the valid and binding obligation of such Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, and similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(ii) The execution, delivery, and performance by such Stockholder of this Agreement will not conflict with, result in a breach of, or constitute a default under any of the terms, conditions, or provisions of (x) any organizational document of the Stockholder, if the Stockholder is a person other than an individual, (y) any applicable law, or (z) any agreement or arrangement to which the Stockholder or any of its Affiliates is a party or which is binding upon the Stockholder or any of its Affiliates or any of its or their assets.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Stockholder Agreement as of the date first written above.

COMPANY:

LUCA TECHNOLOGIES INC., a Delaware corporation

By:
Robert S. Pfeiffer, President and Chief Executive Officer

PREFERRED INVESTORS:

ONE EQUITY PARTNERS III, L.P. BY: OEP GENERAL PARTNER III, L.P, Its General Partner BY: OEP HOLDING CORPORATION, Its General Partner

By:	/s/ Kenneth C. Brown
Name:	Kenneth C. Brown
Title:	Managing Director

KPCB HOLDINGS, INC., as nominee (on behalf of KPCB Green Growth Fund)

By:	/s/ John Denniston
Name:	John Denniston
Title:	President

KPCB HOLDINGS, INC., as nominee

By:	/s/ Raymond J. Lane
Name:	Raymond J. Lane
Title:	Senior Vice President

[Counterpart Signature Page to Amended and Restated Stockholder Agreement]

PREFERRED INVESTORS:

OXFORD BIOSCIENCE PARTNERS V L.P. By: OBP Management V L.P.

By:	/s/ Jonathan J. Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

mRNA FUND V L.P. By: OBP Management V L.P.

By:	/s/ Jonathan J. Fleming
Name:	Jonathan J. Fleming
Title:	General Partner

BASF Venture Capital GmbH

By:	/s/ Josef Wuensch
Name:	Josef Wuensch
Title:	Managing Director

By:	/s/ Dirk Nachtigal
Name:	Dirk Nachtigal
Title:	Managing Director

PREFERRED INVESTOR AND COMMON INVESTOR:

/s/ Michael P. Batzer
Michael P. Batzer

[Counterpart Signature Page to Amended and Restated Stockholder Agreement]

COMMON INVESTORS:

/s/ Roland P. DeBruyn
Roland P. DeBruyn

/s/ Christie L. Haas
Christie L. Haas

/s/ Robert S. Pfeiffer
Robert S. Pfeiffer

/s/ Jeffrey L. Weber
Jeffrey L. Weber

[Counterpart Signature Page to Amended and Restated Stockholder Agreement]